UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 333-163392-05
Ally Auto Receivables Trust 2010-4
(Exact name of registrant as specified in its charter)

c/o Ally Auto Assets LLC
200 Renaissance Center
Detroit, Michigan 48265
(313) 656-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Asset Backed Notes
Class A-2 Asset Backed Notes
Class A-3 Asset Backed Notes
Class A-4 Asset Backed Notes
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)         ☐
Rule 12g-4(a)(2)         ☐
Rule 12h-3(b)(1)(i)        ☐
Rule 12h-3(b)(1)(ii)     ☐
Rule 15d-6         ☐
Rule 15d-22(b)        ☒

Approximate number of holders of record as of the certification or notice date: 0 as of October 15, 2014
Pursuant to the requirements of the Securities Exchange Act of 1934 Ally Auto Receivables Trust 2010-4 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Ally Auto Receivables Trust 2010-4
By: Ally Financial Inc.,
not in its individual capacity but solely as Servicer on behalf of Ally Auto Receivables Trust 2010-4
By: s/ David J. DeBrunner
Name:    David J. DeBrunner
Title:    Vice President, Controller and Chief Accounting Officer
Dated: December 8, 2014